Mail Stop 4561

March 21, 2007

Mr. Robert N. Shuster
Chief Financial Officer
Independent Bank Corporation
230 W. Main St.
P.O. Box 491
Ionia, MI 48846

       Re: **Independent Bank Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2006
               Filed March 12, 2007
               File No. 000-07818

Dear Mr. Shuster:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Legal Proceedings, page 20

1.   We note your disclosure that as a result of the settlement of the litigation with the former shareholders of Mepco you recorded $2.8 million of other income and $1.7 million of additional claims expense related to the release of shares held in escrow. Please tell us why the shares to former shareholders of Mepco were being held in escrow and why you recognized $1.7 million expense to release the shares.

2.   We note your disclosure that as permitted under the terms of the merger agreement to acquire Mepco you paid the accelerated earn-out payments which totaled $8.9 million. Please tell us the following with respect to the accelerated earn-out payments:

-   why you determined to accelerate the earn-out payments;
-   the form of the accelerated earn-out payments and the $2.7 million of second year earn-out payments;
-   how the amount of the payments was determined;
-   the specific terms providing for the earn-out payments, such as any specific earnings, volume, or cash flow targets;
-   how you recorded the accelerated earn-out payments and your basis for that treatment; and
-   how you reported the cash flows related to the accelerated and second year earn-out payments on your Statements of Cash Flows.

Exhibit 13 – Annual Report

Management's Discussion and Analysis

Non-Interest Expense, page 25

3.   We note your disclosure on page 26 regarding the $2.4 million loss recorded in 2006 related to a receivable due from one of Mepco's warranty business counterparties. Please tell us the following regarding this loss:

-   the terms of your agreement with the counterparty;
-   the facts and circumstances leading to the loss recognition;
-   how you determined to charge-off the receivable in light of the fact that the counter party has been making periodic payments on the balance owed;
-   how you determined the $.8 million in discount for imputed future interest; and
-   your basis for not reporting the loss in your provision for loan losses.

Loan Portfolio Composition, page 28

4.   To help us better understand your disclosure regarding the warranty and insurance premiums businesses of Mepco, please tell us the following:

-   the parties to the transactions, identifying with whom you enter into contractual agreements and with whom you make and receive payments;
-   the typical terms of the contractual agreements;
-   the timing of the related cash flows;

- the procedures you undertake in the event of default, including how you would collect on the underlying collateral; and
- how you recognize revenue on the transactions and the receivables.

Non-performing Assets, page 30

5.   We note your disclosure that non-performing loans do not include $3.2 million that is due from a counter party in Mepco's warranty payment plan business. Your referenced disclosure in "Non-interest expense" appears to address $2.4 million of recorded losses related to a Mepco receivable. Please reconcile for us these two disclosures.

Allocation of the Allowance for Loan Losses, page 31

6.   With respect to your disclosure regarding the first element of your allowance for loan losses, please describe for us your process of reviewing the financial condition of the borrower and collateral at December 31, 2006, particularly in light of the weaker regional economic conditions, slowing real estate sales, and weaker real estate values in 2006. In your response, separately address how you evaluate collateral related to development loans. Please also specifically tell us whether or not you updated prior appraisals, ordered new appraisals or used other means to in determining the current value of land and/or properties comprising nonperforming development and real estate related loans. Explain how you use these resulting values in determining the level of periodic provision, charge-offs or other actions taken when you compare these amounts to the revised financial condition of the borrower including any related revised collateral values.

7.   As a related matter, we note your disclosure on page 58 regarding specific allocations of allowance related to impaired loans. In light of the weaker regional economic conditions and weaker real estate values in 2006, please explain to us why the specific allocations relative to impaired loans is significantly less as of December 31, 2006 compared to the prior two years.

8.   We note your disclosure that in determining the third element of your allowance, the allocation is principally based upon the ten-year average loss experience with recent years weighted more heavily. Please explain to us how you determined that this historical loss behavior was relevant to the current determination of the historical loss allocation in light of the current weaker economic conditions and real estate values, increase in net charge-offs, and increase in non-performing loans. In light of these factors, explain why this component of your allowance only increased one percent as a percentage of your total allowance for loan losses.

9.   We note your disclosure that in determining the fourth element of your allowance you consider subjective factors including local and general economic trends, portfolio concentrations and changes in the size, mix and the general terms of the loan portfolios. In light of the weaker regional economic conditions and weaker real estate values in 2006 and the increase in net charge-offs and non-performing loans, please explain why the fourth element of your allowance decreased one percent as a percentage of your total allowance for loan loss.

Consolidated Financial Statements

Note 1 – Accounting Policies, page 47

10.   Please describe for us your manufactured home lending business and your accounting policies for recognizing manufactured home loan origination fees and commissions.

Note 7 – Intangible Assets, page 59

11.   We note your disclosure on page 60 regarding your goodwill impairment charges recorded in 2006 with respect to First Home Financial and the warranty business of Mepco. With respect to the goodwill impairment related to the Mepco warranty business, please tell us how you determined the reporting units and demonstrate how you allocated the assets and liabilities acquired and goodwill among the two reporting units at the time of the acquisition of Mepco and for periodic goodwill impairment testing prior to 2006. Refer to paragraphs 30 – 35 of SFAS 142.

Note 15 – Derivative Financial Instruments, page 70

12.   For each type of hedging relationship outstanding during the periods presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133, as applicable. In your response, please specifically address the following for each type of hedging relationship:

- the nature and specific terms of the hedged item or transaction, including any embedded options;
- the nature and specific terms of the derivative instrument;
- the specific documented risk being hedged;
- the type of SFAS 133 hedge (fair value, cash flow, etc.);
- how you assess effectiveness at inception and on an ongoing basis, including the quantitative measures you use and how you use them; and
- the quantitative measures you use to measure ineffectiveness.

Mr. Robert N. Shuster
Independent Bank Corporation
3/21/2007
Page 5

13.   Please tell us the nature of the hedging relationships for which you apply the
        "short-cut" method or "matched terms" approach for assuming no ineffectiveness.
        Tell us how you determine that the hedging relationship meets each of the
        conditions in paragraph 68 or 65 of SFAS 133.

                          *   *   *   *
        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;
   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and
   •   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comment on your filing.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at
(202) 551-3492 if you have any questions.

                                        Sincerely,

                                        John P. Nolan
                                        Accounting Branch Chief